Filed by Zodiac Aerospace S.A.
This communication is filed pursuant to Rule 425
under the Securities Act of 1933, as amended.

Subject Company: Zodiac Aerospace S.A.
Commission File Number: 333-154066
Date: April 14, 2017

This filing consists of a document provided by Zodiac Aerospace S.A. to employees of the Zodiac Aerospace Group, on April 14, 2017.

N°3 FLASH ZODIAC AEROSPACE & SAFRAN MERGER PROJECT

ZODIAC AEROSPACE

## LATEST DEVELOPMENTS

In light of the additional investigations requested by Safran and accepted by Zodiac Aerospace following the publication of its first-half results on 14 March 2017, a decision has been reached to suspend the various information and consultation processes underway with representatives for Safran and Zodiac Aerospace employees. These processes will resume once additional information is available and can be provided to employee representatives.

At the same time, the Group continues its work to file applications with the competition authorities needed to approve the merger with Safran. This is the start of a long process that will take several months to secure authorisation from all relevant bodies. The European Commission merger notification procedure in particular is expected to take a number of months.



### → The proposed merger requires antitrust approval from several authorities

More than 10 different competition authorities will need to approve the project, including the European Commission and counterparts in the United States, Canada, China and Brazil, for instance.



### → The merger between Zodiac Aerospace and Safran requires compliance with a number of rules

Companies seeking a tie-up must comply with strict rules enforced by competition authorities. To avoid any antitrust issues, it is vital that each of the two companies continue to conduct its normal business without changing its practices; each must act independently. As a result (subject to penalties), the companies must refrain from:

- Acting or conducting business as if Safran and Zodiac Aerospace had already merged by, for example, approaching a customer or supplier jointly;
- Requesting, sharing, discussing or conveying any confidential commercial information (about prices, product launches, marketing strategy, tenders underway, etc.).

MergerProject@zodiacaerospace.com

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N°3 FLASH ZODIAC AEROSPACE & SAFRAN MERGER PROJECT

ZODIAC AEROSPACE

→ **Publication of first-half results**

Zodiac Aerospace published its results for the first-half of the 2016-2017 financial year on 14 March 2017. Revenues totalled €2,445.3 million, with organic revenues down 2.6% compared with the first-half of the previous year. Performance was affected by industrial setbacks encountered by Zodiac Seats UK and Zodiac Cabin in a sluggish market for helicopters, business jets and regional aircraft.

Based on these figures, the Group has confirmed that it expects 2016-2017 full-year revenues to remain stable in relation to 2015-2016. The Group added that despite the strong outlook for the second half of the year, 2016-2017 operating income will be adversely affected by the poor performance in the first half and will likely be around 10% below operating income for the previous financial year.

The full press release on first-half revenues is **available here.**

# QUESTIONS & ANSWERS

MergerProject@zodiacaerospace.com

## What rules of conduct apply to my dealings with counterparts at Safran?

Until the merger has been approved and completed, all Zodiac Aerospace employees should continue business as usual as a separate company. Negotiations are ongoing. The merger has yet to be finalised and completed.

All employees are strictly forbidden from requesting, sharing, discussing or divulging any confidential commercial information (about prices, product launches, marketing strategy, tenders underway, etc.) not previously released in the normal course of business. Employees are also asked to refrain from proactively contacting representatives of Safran or beginning any new relations with Safran employees. Lastly, it is important to inform and request approval from Nadia Bouzigues—who is managing the merger project for Zodiac Aerospace—before initiating any new contact with Safran (especially for projects or tenders that could also involve Safran).

## Before sharing any information, ask yourself two questions:

**1.** Would a customer, supplier or competition authority object if they knew about the kind of information being shared?
**2.** If the merger did not go through, would you want Safran to possess the kind of information you plan on sharing?
If the answer to **the first question** is «**yes**» or the answer to **the second question** is «**no**», you should rethink whether you really need to share the information.

## Does this project change my short-term goals?

In the short term, the priority is still to meet our targets for the 2016-2017 financial year.

We must ensure we continue to deliver on time by optimising our processes. This is the goal of the Focus plan and the drive to introduce more uniform standards and manufacturing processes through the Zodiac Aerospace Operating System, which will be introduced throughout the Group in 2017.

Our ability to get back on track and ensure the highest standards in industrial performance is essential to revitalise operating profitability and secure our future growth. The steps we have taken to cut excess costs are designed to help us gradually return to the kind of margins we have enjoyed in the past. These cost-reduction campaigns and the need for working capital are also key to controlling our liabilities and leverage to secure the financial future of our business.

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N°3 FLASH ZODIAC AEROSPACE & SAFRAN MERGER PROJECT

ZODIAC AEROSPACE

## DISCLAIMER

### IMPORTANT ADDITIONAL INFORMATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The tender offer and the merger are subject to consultation of the work's council committees, execution of definitive documentation and obtaining of required regulatory and other customary authorisations. The tender offer and the merger would only be filed after such and other conditions have been fulfilled. These materials must not be published, released or distributed, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law.

It is intended that Safran and Zodiac will file with the French Market Authority ("AMF") a prospectus and other relevant documents with respect to the tender offer to be made in France, and with respect to the merger of Zodiac into Safran. Pursuant to French regulations, the documentation with respect to the tender offer and the merger which, if filed, will state the terms and conditions of the tender offer and the merger will be subject to the review by the French Market Authority (AMF). Investors and shareholders in France are strongly advised to read, if and when they become available, the prospectus and related offer and merger materials regarding the tender offer and the merger referenced in this communication, as well as any amendments and supplements to those documents as they will contain important information regarding Safran, Zodiac, the contemplated transactions and related matters.

### ADDITIONAL U.S. INFORMATION

Any securities to be issued under the transaction may be required to be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The transaction will be submitted to the shareholders of Zodiac for their consideration. If registration with the U.S. Securities and Exchange Commission (the "SEC") is required in connection with the transaction, Safran will prepare a prospectus for Zodiac's shareholders to be filed with the SEC, will mail the prospectus to Zodiac's shareholders and file other documents regarding the proposed transaction with the SEC. **Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when and if it becomes available, as well as other documents that may be filed with the SEC, because they will contain important information.** If registration with the SEC is required in connection with the transaction, shareholders of Zodiac will be able to obtain free copies of the prospectus and other documents filed by Safran with the SEC at the SEC's web site, http://www.sec.gov. Those documents, if filed, may also be obtained free of charge by contacting Safran Investor Relations at 2, Boulevard du Général Martial Valin 75724 Paris Cedex 15 – France or by calling (33) 1 40 60 80 80. Alternatively, if the requirements of Rule 802 under the Securities Act are satisfied, offers and sales made by Safran in the proposed business combination will be exempt from the provisions of Section 5 of the Securities Act and no registration statement will be filed with the SEC by Safran.

### FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to Safran, Zodiac and their combined businesses, which do not refer to historical facts but refer to expectations based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Safran, Zodiac and their combined businesses, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "plan," "could," "estimate," "expect," "forecast," "guidance," "intend," "may," "possible," "potential," "predict," "project" or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Safran's or Zodiac's control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the ability obtain the approval of the transaction by shareholders; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or that the combined company will not realize estimated cost savings and synergies; Safran's or Zodiac's ability to successfully implement and complete its plans and strategies and to meet its targets; and the benefits from Safran's or Zodiac's (and their combined businesses) plans and strategies being less than anticipated. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Safran and Zodiac do not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

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